Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: CAPITAL PRODUCT PARTNERS L.P. (SEC File No. 001-33373)
Subject Company: CRUDE CARRIERS CORP. (SEC File No. 001-34651)

Corporate Participants
Ioannis Lazaridis
CEO and CFO of Capital Product Partners

Evangelos Marinakis
Chairman and CEO of Crude Carriers

Conference Call Participants

Ken Hoexter
Bank of America

James Wang
Raymond James

Natasha Boyden
Cantor Fitzgerald

Presentation

Operator
Thank you for standing by and welcome to the joint conference call of Capital Product Partners and Crude Carriers Corp.  We have with us Mr Ioannis Lazaridis, CEO and CFO of Capital Product Partners, and Mr Evangelos Marinakis, Chairman and CEO of Crude Carriers.  At this time all participants are in a listen-only mode.  There will be a presentation followed by a question and answer session at which time if you wish to ask a question, you will need to press *1 on your telephone.  I must advise you this conference is being recorded today, Thursday 5th May 2011.

The statements in today’s conference call that are not historical facts, including our expectations regarding developments in the markets; our expected charter coverage ratio for 2011 and expectations regarding our quarterly distribution may be forward-looking statements as such term is defined in Section 21(A) of the Securities Exchange Act of 1934 as amended.  These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated.  Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results, or otherwise.  We assume no responsibility for the accuracy and completeness of the forward-looking statements.  We make no prediction or statement about the performance of our common units.

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

I would now like to hand over to your speaker today, Mr Lazaridis.  Please go ahead sir.

Ioannis Lazaridis
Thank you all for joining us today.  As a reminder, we will be referring to the supporting slides available on our website as we go through today’s presentation.  Starting with slide 1, we are delighted to announce our merger agreement with Crude Carriers Corp and the acquisition of M/V Cape Agamemnon, an increase in the commitment to the partnership by our sponsor, Capital Maritime; the Q1 2011 financial results and new charters for CPLP vessels.

Moving to slide 2, the merger with Crude Carriers and the acquisition of Cape Agamemnon are accretive to distributable cash flow per unit and has strengthened the Partnership's balance sheet, providing a solid basis for longer-term distribution growth that will benefit both the existing and the new unitholders of CPLP.  CPLP becomes the fifth largest US listed tanker company by market capitalisation, with a market valuation of approximately $800 million, and a public float in excess of $500 million.  We believe that will improve our ability to access the capital markets over time and enhance our growth strategy.  Importantly, our sponsor shows once more its commitment and confidence in the prospects of CPLP, following its agreement to receive 7.1 million units in the Partnership worth in excess of $73 million as part consideration for the M/V Cape Agamemnon.

Slide 3 shows that the combination of the two entities will result in CPLP becoming a leader in the product and crude tanker sectors, owning a large, diversified, ultra modern high specification tanker fleet.  After the transaction is consummated, CPLP is expected to be the eighth largest US listed tanker shipping company by dwt, owning 27 modern high specification vessels with capacity of 2.2 million dwt and will have the youngest fleet among US listed tanker companies, with an average age of 3.2 years as of May 5th, 2011.  The combined fleet will be commercially and technically managed by our Sponsor, Capital Maritime, which allows the Partnership to benefit from Capital Maritime's strong relationships with oil majors and major traders.  It also benefits from Capital’s established safety and technical track record in both the product and crude tanker sectors.  The Partnership will also continue to benefit from our Sponsor's cost efficient, high quality technical management.

Turning to slide 4, you can see that CPLP, following the successful completion of the two transactions, becomes the fifth largest US listed tanker company with a market valuation of approximately $800 million, and owning the youngest fleet amongst the US tanker shipping companies.

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

Let me now discuss the two transactions in greater detail.  Turning to slide 5, the Partnership is pleased to announce that earlier today it entered into a definitive agreement to merge with Crude Carriers Corp, in a unit for share transaction.  The exchange ratio is 1.56 CPLP common units for each Crude Carriers Corp share, which equates to a value of $17.58 per CRU share based on CPLP's closing unit price of $11.27 on May 4th, 2011.  That is a premium of 35.3% compared to yesterday’s close of crude at 12.99 and the price in excess of its NAV as of March 31st 2011.

CPLP will be the surviving entity in the merger and will continue to be structured as a master limited partnership.  Importantly, CPLP will also remain a corporation for US tax purposes and unitholders will continue to receive 1099 forms.  Each of CPLP and CRU established Special Committees, consisting entirely of independent directors, to negotiate the terms of the merger agreement, and each of the Special Committees has approved the transaction and recommended it to their respective boards of directors, which unanimously approved the transaction.  The transaction is subject to customary closing conditions, including a class vote by the holders of common stock of CRU.  The Crude management team and Crude Carriers Investments Corp., holder of all of the Class B Common Stock, have entered into a support agreement pursuant to which they have agreed to vote their shares in favour of the transaction.  We expect closing of the merger in early third quarter 2011.

Turning to slide 6, C Crude Carriers Corp is a Marshall Islands Corporation, focusing on the maritime transportation of crude oil cargoes.  The company owns a modern, high specification fleet of crude carriers which currently comprises of two VLCC’s and three Suezmax tankers with a total size of approximately 1.1 million dwt and an average age of 1.9 years.  Four out of the five vessels of the Company’s fleet are currently employed under spot related time charters with Shell.  These contracts expire between May and August 2011.  The fifth vessel is a spot voyage charter.  Crude Carriers enjoy a strong balance sheet with approximately 30% loan-to-value ratio.

Turning to slide 7, consistent with the Partnership’s current business model, CPLP intends to gradually reduce its crude spot market exposure from the Crude Carriers acquisition over the next 6 to 18 months as the crude market recovers and opportunities arise, by entering into fixed period charter contracts for CRU's two VLCCs and three Suezmax vessels, which are currently employed in the spot market.  The combined fleet will be commercially and technically managed by our Sponsor, Capital Maritime, which allows the Partnership to benefit from Capital Maritime's qualifications for long-term business with oil majors, allowing it to be one of a limited number of companies to access significant long and medium-term time charter opportunities.  At this point it is important to highlight the strong chartering results of Crude Carriers since its listing, given the structure of its spot related charters and the specifications of its vessels that have allowed it to outperform the crude tanker spot market for the past few quarters.

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

On slide 8 you can see our existing fleet prior to the completion of the two transactions.  CPLP continues to enjoy high charter coverage for the medium term.  Taking into account the new employment of the four vessels we are announcing today, the Partnership’s fleet charter coverage for the remainder of 2011 is 83% and 50% for 2012, thus allowing us to capitalize on further market recovery.

On slide 9 we discuss the acquisition of acquisition of M/V Cape Agamemnon.  Earlier today the Partnership agreed to acquire the 2010 built dry cargo vessel 'Cape Agamemnon' including a 10 year time charter at a substantial premium to current market levels, from Capital Maritime, our Sponsor, for a total consideration of $98.5 million.  The Conflicts Committee of CPLP has approved the transaction and recommended it to the Partnership's board, which unanimously approved it.  The Partnership will issue 7.1 million units to Capital Maritime as part of the consideration for the acquisition of M/V Cape Agamemnon and pay $25 million in cash funded from a new credit facility provided by Credit Agricole Emporiki Bank.  The new facility is non-amortizing until March 2013 and is priced at LIBOR plus 3.25%.

The time charter to Cosco Bulk Carriers, an affiliate of the COSCO Group and one of the largest dry bulk charterers globally, commenced in 2010, and the earliest expiry under the charter is June 2020.  The gross charter rate is $53,100 ($50,445 net) per day until July 2015 and from July 2015 until the end of the term $33,100 gross ($31,445 net) per day.  The vessel will be technically managed by Capital Maritime.  Capital Maritime will be reimbursed for its operating expenses.  It will be paid $870 daily management fee.  The acquisition of the Cape Agamemnon is a one-time opportunity for the Partnership to take advantage of a highly attractive charter with a top rated dry cargo charterer, COSCO Bulk.

On slide 10 you can see the pro forma fleet of CPLP, subject to the successful completion of the merger and the acquisition of the M/V Cape Agamemnon, the combined fleet will be
2.2 million dwt and will consist of two VLCCs, four Suezmaxes, 18 MR Product tankers, two smaller product tankers and one Capesize dry cargo vessel, all high specification vessels with an average age of 3.2 years, the youngest fleet amongst the US listed tanker companies.

Looking at slide 11, you can see that the two transactions are funded mostly with equity, resulting in a strengthening of the balance sheet of the combined Company.  We intend to refinance Crude Carriers debt to new debt with potentially more favorable terms.

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

On slide 12 you can see that, following the completion of the merger and the acquisition of the M/V Cape Agamemnon, CPLP unitholders will own approximately 65% of the combined entity and CRU shareholders will own approximately 35% of the combined entity.  As a result of the two transactions, the shareholders of Capital Maritime will own approximately 32% of the combined entity including its General Partner interest.

I would like to stress once more two important points: firstly, our Sponsor shows once more its commitment and confidence in the prospects of CPLP following its agreement to receive 7.1 units in the Partnership worth in excess of $73 million as part consideration for Cape Agamemnon.  Secondly, CPLP is a corporation for US tax purposes and unitholders will continue to receive 1099 forms.

Moving to the First Quarter Financial Results, I am going to make some comparisons on today’s call between Q1 2011 and Q1 2010, and this is the most meaningful analogy in our business.  On slide 13 you can see the Partnership’s net income for the first quarter of 2011.  It was $2.4 million compared with $6.8 million in the first quarter of last year.  Earnings per limited partnership unit were at $0.06 in the first quarter this year, compared to $0.25 in the first quarter of 2010.  The lower earnings compared to the same quarter last year reflect primarily the lower charter rates at which we have re-chartered a number of the Partnership’s vessels, whose original charters expired during the previous quarters.  Our operating surplus amounted to $9.1 million for the quarter, $2.6 million lower than the $11.7 million in the first quarter of 2010 and about the same to the operating surplus achieved in the fourth quarter of 2010.  On April 21st 2011, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per unit for the first quarter of 2011, in line with the annual distribution guidance of $0.93 per unit which is sustainable at these levels.

During this course of the first quarter of 2011 we fixed the 'Axios' to the Brazilian oil major, Petrobras, for 12 months at a daily rate of $13,500.  We also extended the charter of Agisilaos to our Sponsor, Capital Maritime, for three months at a higher base rate of 13,000 per day.  Today we announced that Capital Maritime chartered 'Avax' and 'Akeraios' at attractive improved charter rates.  The M/T Avax and M/T Akeraios were both fixed at a gross daily charter rate of $14,000 (13,850 net) to Capital Maritime for 12 months.  Both charters are subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching IWL.  The charters will commence upon redelivery of the vessel from the previous charterer, expected later in May and June respectively, and the earliest expected redelivery under the new charters is April 2012 and May 2012 respectively.

Turning to slide 14, total revenues for the first quarter of 2011 were approximately $27.7 million, down from $33.5 million in the first quarter of 2010.  Total vessel expenses and G&A costs for the period were 9.1 million, which is one million less than a year ago, mostly due to lower voyage expenses.  Please note that include in the G&A cost of the first quarter 2011 a non-cash charge of 0.6 million, accounting for the Omnibus Incentive Compensation Plan for the period.  Net interest expense and finance cost was $8.1 million compared to $7.9 million for the same period last year.

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

Moving to slide 15, you can see the details of our operating surplus calculations that determine the distribution to our unitholders, compared to the previous quarter.  Operating surplus is a non-GAAP financial measure which is defined fully in our press lease.  Adding certain non-cash items back to net income we have generated approximately 12 million in cash from operations during the first quarter of 2011.  After setting aside 3 million for replacement capital expenditures we’ll pay 9 million to our unitholders for this quarter, or $0.2325 per unit.  The cash distribution for the first quarter is payable on May 16th to unitholders of record on May 9th.  Please note that today our units go ex-dividend as a result.

On slide 16 you can see the details of our balance sheet.  Our Partners’ capital stands at $238.6 million, compared to $239.7 million as of December 31st, 2010.

Turning to slide 17, the first quarter of 2011 saw demand for product tankers which translated into improved spot average market rates throughout the quarter, compared to the previous quarter, by 15-20%.  The end of the quarter saw an especially buoyant Atlantic market and increased activity in the East, thus driving the Transatlantic market to a 2-year high.  Increased arbitrage opportunities, combined with higher gasoline prices in the US, and lower inventories kept vessel supply in check and drove rates upwards.  As a result, the product tanker period market saw increased activity with a slight improvement in rates offered by charterers, especially for shorter-term employment.

In addition, a few transactions that have taken place recently reaffirm the trend of increasing asset prices for modern product tonnage as they reflect the market’s expectations for a more sustained improvement in the product tanker space.  The product tanker order book is amongst the lowest in the industry, without taking into account cancellations which are likely to continue well into 2011.  Global oil demand is expected to experience solid growth over the next 5 years, but high oil prices may have a negative effect on demand, especially in the OECD.  Currently the IEA’s projecting 1.6% global oil demand growth for 2011 to 89.1 million barrels per day.  Given the favorable demand backdrop and the more limited supply of newbuilding product tankers ahead, we expect more balanced supply and demand picture going ahead, which should have a further positive effect on spot and period product tanker rates in the medium to long run.

We are excited about the steps we announced today to further strengthen the Partnership, our merger agreement with Crude Carriers Corp, the acquisition of the M/V Cape Agamemnon with a highly attractive charter, as well as our Sponsor’s increased commitment and confidence in the prospects of CPLP, following its agreement to receive 7.1 million units in the Partnership worth in excess of $73 million.  We believe that our future distribution growth will be significantly enhanced through the combination of the transactions.

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

With that, I would like to invite Mr Marinakis, Chairman and CEO of Crude Carriers Corp, to comment on the definitive merger agreement between CPLP and Crude.

Evangelos Marinakis
Thank you.  I am pleased that the Boards of Crude and Capital Products have approved this merger.  This transaction has my support as manager of the Company and has the support of Crude Carriers largest shareholder, Crude Carriers Investment Corp. We believe that the agreed unit per share exchange ratio based on yesterday’s closing unit price of CPLP is attractive for our shareholders, as it translates into a substantial premium of 35.3% based on the latest Crude Carriers share price and is at a premium to NAV.  The shareholders of Crude Carriers should receive attractive distributions based on the $0.93 per common unit annual distribution guidance of CPLP, which translates to $1.45 per Crude Carriers share under the agreed exchange ratio.

The merger will result in Crude Carriers' shareholders becoming part of one of the larger U.S. listed tanker companies, with a pro forma market capitalization of approximately $800 million and a pro forma public float in excess of $500 million.  We expect that the unitholders in the next unit entity will benefit from the combined fleet and successful track records of the two entities.  The combined fleet will be diversified in both the product and crude tanker space, while retaining the benefits of a close relationship with Capital Maritime, including its extensive network of relationships with oil majors and other key players, as well as its cost-efficient high quality technical management.  I am thus confident that CPLP and its new unitholders can expect strong growth prospects in a year’s time.

I would like to hear any questions you may have.

Questions and Answers

Operator
Thank you.  If you wish to ask a question, please press *1 on your telephone and wait for your name to be announced.  From Bank of America, you have a question from Ken Hoexter.

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

Ken Hoexter
Hi guys, it’s Scot for Ken.  Congratulations on the transaction.  Two really quick questions, one on what ultimately happens with Crude’s fleet, and I apologise if you already mentioned this, but do you anticipate that the vessels will remain on the spot market and with spot charterers?

Ioannis Lazaridis
Thank you, Scot.  When it comes to the vessels of Crude, as you have seen in the press release, our intention is over the next 6-18 months, as these vessels are coming out of their existing contracts we will move them into fixed period charters and the intention is to have more period coverage consistent with the Partnership’s current business model.

Ken Hoexter
Just to follow up on that, when we think about period coverage, what sort of a minimum time period would you consider locking in one of the vessels on a period contract on a Crude tanker, for example?

Ioannis Lazaridis
If you look at this point there is a dislocation between the 3-5 year rate and the 1-year rate.  We believe that Crude period rates for the 1-2 year period are at historically very low levels and we believe in the fundamentals of the Crude market, and these should improve, whereas the 3-5 year rate is more attractive and there may be more opportunities there.

Maybe Evangelos can comment more on that?

Evangelos Marinakis
As you have seen from the performance of CPLP in the last four years [audio 27h43] what we have shown to the market is that our timing in fixing our vessels has been very competitive and if you compare our results with our peers, you’ll see that in the last four years CPLP has done an excellent job and, at the same time, CRU within the last year in the spot market has been able to [audio 28h20] based on the Index, and you will see that again we have outperformed the market and we did not have any under-employment for our vessels.  From what Ioannis said, at the moment in the crude sector we see that the 1-year period is at a lower level compared with 3-5 year period.  As we have said, during the next 6-18 months, we will be fixing our vessels for a period and the period we’ll be looking, again, will be from 1-year up to 5-years depending on the premiums we’ll be able to achieve.  At the same time our repositioning and trying to maximise our premium, we’ll use the spot market as well, as we have done so far.

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

Ken Hoexter
That’s very helpful.  On this Agamemnon acquisition, can you talk at all about how that crossed your table – it seems like it was likely a distressed seller – or how you sourced that?  You are typically not in the dry bulk market?

Ioannis Lazaridis
The vessel belonged to Capital Maritime, our Sponsor.  The vessel’s built in 2010, built in Korea, a very high specification vessel and is employed to COSCO, one of the largest charterers globally with more than 450 vessels in the dry space.  It enjoys a very attractive 10-year charter with close to 50,500 net rate into July 2015, and then a rate close to 31,500 from July 2015 to July 2020.  You understand that this is a highly accretive deal for the Partnership; it is a one-off opportunity that the Partnership is taking advantage of and it has stated in the press release as well that it does not intend to expand further in the dry space.

The important thing here is that the Sponsor is getting paid in units as part consideration for the sale of the vessel to the Partnership, which shows very much its confidence in the transactions we announced today, as these units are worth in excess of $73 million, so it effectively increases its participation; it sells this vessel which is highly accretive for the distribution and it provides the Partnership with a very good charter.

Ken Hoexter
Thanks and congratulations again on the transaction.

Operator
Your next question comes from James Wang from Raymond James.

James Wang
Hi, just a couple of quick questions.  First, can you give us any visibility into the rates of the contracted five boats that Crude currently owns?  Is it about consistent with the rates of your current carriers or similar?

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

Evangelos Marinakis
Please repeat your question.

James Wang
If you could give us any visibility into the rates of the five ships that are being acquired?

Evangelos Marinakis
Last quarter what we have done is that the rate for March was approximately between $32-36,000 and of course at the moment on the spot market is as low as $10,000/day, but of course the vessels are performing now specific voyages and they are contracted to sell specific share agreement, as we know, and at the moment I don’t have the exact figure to guide you for the time-being.  As we have seen from the previous months, the result has outperformed the spot market and as per the agreement we have with Shell.

Ioannis Lazaridis
Also, if I can add, if you look at the time charter market for crude vessels, their 3-year rate is as high as 35,000 and the 5-year rate is closer to 37,000 and these numbers indicate quite attractive levels for the Partnership if potentially it locks the vessels as the opportunities arise and as the Crude vessels which are currently in the spot market come out of contract.  As we said, this is between May and August this year.

James Wang
Do you have any intention of exercising Crude Carriers’ option to purchase Atlantas?

Evangelos Marinakis
We’ll have this option until June and when the time comes we’ll evaluate the prevailing market conditions and also what charters’ enquiries and charter hires we see for the market for the period and then we’ll decide accordingly and, if it is an accretive transaction, then we’ll consider exercising that option.

James Wang
Finally, regarding the financing of Cape Agamemnon, can you quantify the accretion on a cash distribution per unit basis?

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

Ioannis Lazaridis
We have not identified that, but you understand with a charter of close to 50.5 thousand and Opex of a Cape being quite attractive, lower than a vessel of a similar size for instance in the tanker space, the potential EBITDA in contribution of such a transaction is in the mid-teen millions and I think you can understand that the accretion of that again is in the mid-teens.

James Wang
Thank you.

Operator
Your next question comes from Natasha Boyden from Cantor Fitzgerald.

Natasha Boyden
I just wanted to really get some idea of the thought process behind Crude agreeing to be essentially acquired by CPLP; was that frustration on the part of management of Crude Carriers with valuations, where the stock was trading versus NAV?  I am really trying to get the strategic though process.

Ioannis Lazaridis
Before I pass to Mr Marinakis, I just want to say that this process was completely handled by the special committees which were entirely consisting of independent directors and all the negotiations were without the management participation, but Evangelos may want to follow up on the merits of the deal for the Crude shareholders.

Evangelos Marinakis
Natasha, as far as the public companies that we represent, frustration hasn’t been in the agenda yet – I don’t know for the years to come but so far frustration has not been any characteristic of taking decisions for both Crude and CPLP.  As far as the transaction is concerned, I think there was a [market] developing the way the [audio 3h25] with shipping transactions and the traditional ship financing, and also the way transactions are developing in our shipping world, especially the ones that are competitive and could be accretive, I think size plays a significant role.  I think that out of this merger, when you are the fifth biggest in the world, that provides us with a very valuable advantage to make transactions and also in the spot market it allows us to raise capital when we find transactions for our unitholders and, as far as our bankers are concerned, with this merger we have additional collateral for our Company which is very valuable for our bankers.  I think that the age of our fleet and also, if you take into consideration the performance of the fleet both under CPLP and under Crude Carriers, you’ll see that we have consistently outperformed the market and most of our peers.

All this gives us an extra advantage to perform better transactions for the years to come.  I am really confident that this new entity in the shipping world because Crude Carriers own five vessels … it gives us an extra advantage.  Also our relationship with the oil majors in the crude market also allows us to operate charters that can be really valuable for accretive deals, also taking into consideration at the moment that in the [crude] sector we have a very low spot market enquiring for 3-5 years; again there are substantial premiums to the spot market and these premiums can be achieved … the yield that we have in mind to pay and to be consistent with what we have announced so far.

FINAL TRANSCRIPT
05/05/2011	Capital Product Partners - 1st Quarter 2011 Financial Results

Ioannis Lazaridis
Natasha, one more thing, certainly as Evangelos said in his opening statement, is the dividend, because when it comes to the slides that I have shown you about the financing of the two transactions, especially the transaction of Crude Carriers, Capital Products have the facilities in place that it can tap from and that can allow for the debt or part of the debt of crude carriers to be financed in much better terms than what we have today.  That certainly will help future distributions to the new unitholders coming from Crude Carriers in CPLP and you understand, as Evangelos said, the distribution of CPLP is at $0.93 annually.  Given the exchange rate that translates to 1.45 for Crude’s shareholder, which is effective yield of close to 11%, based on the price yesterday, so we think this is a good deal for the shareholders of Crude – they don’t lose the upside as the market recovers and we fix the tonnage and, at the same time, if you look at the combined entity it’s a stronger balance sheet and market access that Evangelos was talking about that allows it to grow and have a very good basis to grow the distributions going ahead.

Operator
As there are no further questions at this time, we pass the floor back to Mr Lazaridis for closing remarks.

Ioannis Lazaridis
Thank you.  As I mentioned to you earlier, we are excited about the steps we announced today to strengthen the Partnership.  We are excited about our Sponsor’s increased commitment and we believe that our future distribution growth will be significantly enhanced through the combination of these two transactions.

Thank you all, and please do not hesitate to contact us if you would like to discuss this deal further.  Thank you.

Operator
With many thanks to both our speakers today, that does conclude the conference.  Thank you for participating and you may now disconnect.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between Capital Product Partners L.P. (“CPLP”) and Crude Carriers Corp. (“Crude”) will be submitted to the shareholders of Crude for their consideration.  CPLP may file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will contain a prospectus of CPLP and other documents.  If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of Crude prior to the shareholders’ meeting at which the proposed business combination will be voted upon.  The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about CPLP and Crude, the business combination and related matters including the terms and conditions of the transaction.  INVESTORS AND SECURITY HOLDERS OF EACH OF CPLP AND CRUDE ARE URGED TO READ THE FORM F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS, AS THEY MAY BE AMENDED FROM TIME TO TIME, THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and shareholders will be able to obtain free copies of the prospectus and other documents containing important information about CPLP and Crude, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by CPLP will be available free of charge on CPLP’s website at www.capitalpplp.com under the tab “Investor Relations” or by contacting CPLP’s Investor Relations Department at +30 210 4584 950.